SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                        MERIDIAN SPORTS INCORPORATED
                              (Name of Issuer)

                       Common Stock, par value $0.01
                       (Title of Class of Securities)

                                589783 10 9
                               (CUSIP Number)

                          Barry F. Schwartz, Esq.
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                                  Copy to:

                            Alan C. Myers, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                             September 25, 1998
          (Date of Event which Requires Filing of this Statement)



   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (X)

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





 CUSIP No.  589783 10 9              13D

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Mafco Holdings Inc.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  ( )
                                                                  (b)  ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

      OO

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         ( )

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

        NUMBER OF              7.     SOLE VOTING POWER         -0-
         SHARES
      BENEFICIALLY             8.     SHARED VOTING POWER       14,000,000
       OWNED BY
         EACH                  9.     SOLE DISPOSITIVE POWER    -0-
       REPORTING
        PERSON                10.     SHARED DISPOSITIVE POWER  14,000,000
         WITH

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      14,000,000

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         ( )

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      83%

 14.  TYPE OF REPORTING PERSON
      CO




 CUSIP No.  589783 10 9              13D

 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     Meridian Sports Holdings Inc.


 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) ( )
                                                                 (b) ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

      OO

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         ( )

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

       NUMBER OF               7.    SOLE VOTING POWER          -0-
        SHARES
      BENEFICIALLY             8.     SHARED VOTING POWER       14,000,000
        OWNED BY
          EACH                 9.     SOLE DISPOSITIVE POWER    -0-
       REPORTING
        PERSON                 10.    SHARED DISPOSITIVE POWER  14,000,000
         WITH

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      14,000,000

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         ( )

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      83%

 14.  TYPE OF REPORTING PERSON
      CO




 Item 1.   Security and Issuer.

           This statement relates to the shares of common stock, par value $0.01 per share ("Meridian Common Stock"), of Meridian Sports Incorporated, a corporation organized under the laws of the state of Delaware (the "Company"). The Company has its principal executive offices at 625 Madison Avenue, New York, New York 10022.


 Item 2.   Identity and Background.

           This statement is being filed by (i) Mafco Holdings Inc., a corporation organized under the laws of the state of Delaware ("Mafco"), the sole stockholder of which is Ronald O. Perelman and (ii) Meridian Sports Holdings Inc. ("MSHI", and together with Mafco, the "Reporting Persons"), an indirect wholly-owned subsidiary of Mafco Holdings Inc., through RGI Group Incorporated ("RGI") and a corporation organized under the laws of Delaware. Mafco is a diversified holding company.

           The business address of Mafco is 35 East 62nd Street, New York, New York 10022.

           The business address of MSHI is 625 Madison Avenue, New York, New York 10022.

           Schedule I attached hereto sets forth certain additional information with respect to each director and executive officer of the Reporting Persons.

           To the knowledge of the Reporting Persons, during the last five years neither any Reporting Person, nor any of the persons listed on
 Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

           Each Reporting Person is a Delaware corporation. All of the individuals listed on Schedule I are citizens of the United States of America.


 Item 3.   Source and Amount of Funds or Other Consideration.

           As more fully described in Item 4, pursuant to the Exchange Agreement dated as of September 25, 1998 (the "Exchange Agreement"), by and between RGI and the Company, in consideration for the cancellation of $11,000,000 of indebtedness of the Company, the Company issued MSHI 11,000 shares of Series A 6% Redeemable Convertible Perpetual Preferred Stock (the "Preferred Stock").

           Prior to the initial public offering of Meridian Common Stock on October 19, 1994 (the "IPO"), the Company was a wholly-owned subsidiary of Mafco. As a result of the IPO, Mafco owned 5,200,000 shares of Meridian Common Stock, representing 65% of the then outstanding Meridian Common Stock.


 Item 4.   Purpose of Transaction.

           RGI and the Company entered into the Exchange Agreement in order to permit the Company to substantially reduce its debt obligations by means of the cancellation of $11,000,000 of indebtedness then outstanding under the Credit Agreement dated as of March 28, 1997 (the "Credit Agreement'), by and between RGI and the Company. Pursuant to the Exchange Agreement, the Company issued MSHI, a wholly-owned subsidiary of RGI, 11,000 shares of Preferred Stock in consideration for RGI's cancellation of $11,000,000 of indebtedness of the Company. The Reporting Persons may, at any time at their option, convert the 11,000 shares of Preferred Stock into 8,800,000 shares of Meridian Common Stock (the "Conversion Shares"). Accordingly, the Reporting Persons may be deemed to beneficially own such shares of Meridian Common Stock.

           Concurrently with the execution of the Exchange Agreement (i) the Company and RGI entered into the Third Amendment to the Credit Agreement, dated as of September 25, 1998 (the "Credit Amendment"), reducing the outstanding indebtedness thereunder by $11,000,000, and (ii) MSHI and the Company entered into the First Amendment, dated as of September 25, 1998 (the "Registration Rights Amendment") to the Registration Rights Agreement, dated as of October 19, 1994 (the "Registration Rights Agreement"), pursuant to which certain rights were granted to the Reporting Persons with respect to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the Conversion Shares.

           The Exchange Agreement, the Credit Amendment and the Registration Rights Amendment (together, the "Agreements") are attached hereto as Exhibits II, III and IV, respectively, and are incorporated herein by reference in their entirety. The foregoing summary of the Agreements does not purport to be complete and is qualified in its entirety by reference to such exhibits.

           The Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions or transactions specified in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may in the future acquire or dispose of Meridian Common Stock, or formulate other purposes, plans or proposals regarding the Company or the Meridian Common Stock held by the Reporting Persons, to the extent deemed advisable in light of general investment policies, market conditions and other factors.


 Item 5.   Interest in Securities of the Issuer.

           (a)-(b) As of the date hereof, there were 8,000,000 shares of Meridian Common Stock outstanding. Upon conversion of the Preferred Stock, the total number of shares of Common Stock outstanding would be 16,800,000. Of this total, the Reporting Persons may be deemed to have beneficial ownership of 14,000,000, representing approximately 83% of the Meridian Common Stock then outstanding.

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by any Reporting Person during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.


 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           See Item 4, above. Except as provided in the Agreements or as set forth herein, to the best of the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons named in Item 2, or between such persons and any other person, with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Pursuant to the Registration Rights Amendment, the Company has granted certain rights to the Reporting Persons with respect to the registration under the Securities Act of 1933, as amended, of the Conversion Shares. The Registration Rights Amendment relating to such rights is attached hereto as Exhibit IV. The shares of Meridian Common Stock owned by the Reporting Persons are, and the shares of intermediate holding companies may from time to time be, pledged to secure obligations.


 Item 7.   Material to be Filed as Exhibits.

           Exhibit I   -  Agreement pursuant to Rule 13d-1(f) filed
                          herewith.

           Exhibit II  -  Exchange Agreement by and between RGI Group
                          Incorporated and Meridian Sports Incorporated, dated as of September 25, 1998.

           Exhibit III  - Third Amendment to the Credit Agreement, by and
                          between RGI Group Incorporated and Meridian Sports Incorporated, dated as of September 25, 1998.

           Exhibit IV  -  First Amendment to the Registration Rights
                          Agreement, by and between Meridian Sports Holdings Inc. and Meridian Sports Incorporated, dated as of September 25, 1998.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:  October 2, 1998

                               MAFCO HOLDINGS INC.

                               By: /s/ Glenn P. Dickes
                                   ------------------------
                               Name:  Glenn P. Dickes
                               Title: Senior Vice President


                               MERIDIAN SPORTS HOLDINGS INC.

                               By: /s/ Glenn P. Dickes
                                  -------------------------
                               Name:  Glenn P. Dickes
                               Title: Vice President




                                 SCHEDULE I
                    DIRECTORS AND EXECUTIVE OFFICERS OF
                            MAFCO HOLDINGS INC.

           Set forth below is each director and executive officer of Mafco Holdings Inc. ("Mafco") as of September 25, 1998. Unless otherwise indicated each person identified below is principally employed by Mafco. The principal address of Mafco and, unless otherwise indicated below, the current business address for each individual listed below is 35 East 62nd Street, New York, NY 10022. Each such person is a citizen of the United States.

 Name and Address         Present Principal Occupation or Employment
 Ronald O. Perelman       Director, Chairman of the Board and Chief
                          Executive Officer

 Donald G. Drapkin        Director and Vice Chairman

 Irwin Engelman           Executive Vice President and Chief Financial
                          Officer

 Howard Gittis            Director and Vice Chairman

 James R. Maher           Director and President

 Barry F. Schwartz        Executive Vice President and General
                          Counsel


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                       MERIDIAN SPORTS HOLDINGS INC.

           Set forth below is each director and executive officer of Meridian Sports Holdings Inc. ("MSHI") Unless otherwise indicated each person identified below is principally employed by MSHI. The principal address of MSHI and, unless otherwise indicated below, the current business address for each individual listed below is 625 Madison Avenue, New York, NY 10022. Each such person is a citizen of the United States.

 Name and Address         Present Principal Occupation or Employment

 Ronald O. Perelman       Director, Chairman of the Board and Chief
                          Executive Officer

 Donald G. Drapkin        Vice Chairman

 Irwin Engelman           Executive Vice President and Chief Financial
                          Officer

 Howard Gittis            Director and Vice Chairman

 Bruce Slovin             President

 Barry F. Schwartz        Executive Vice President and General
                          Counsel